Advantest Corporation (FY2013 Q3)

FY2013 Third Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended December 31, 2013)
(Unaudited)

January 28, 2014
Company name	:	Advantest Corporation
(URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	February 14, 2014
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

  (Rounded to the nearest million yen)
1. Consolidated Results of FY2013 Q3 (April 1, 2013 through December 31, 2013)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2013 Q3	79,251	(18.5)	(34,404)	－	(34,321)	－	(34,148)	－
FY2012 Q3	97,186	2.1	824	－	108	－	(1,917)	－
(Note) Quarterly comprehensive income (loss): FY2013 Q3 (Y) (18,893) million (-%);FY2012 Q3 (Y) 5,458 million (-%)

	Net income (loss) per share - basic		Net income (loss) per share- diluted
		Yen		Yen
FY2013 Q3	(196.12)		(196.12)
FY2012 Q3	(11.05)		(11.05)

(2)      Consolidated Financial Position
	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio
		Million yen		Million yen		Million yen		%
FY2013 Q3	203,298		120,231		120,231		59.1
FY2012	225,515		141,241		141,241		62.6

2. Dividends

	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2012	－	10.00	－	10.00	20.00
FY2013	－	10.00	－	N/A	N/A
FY2013 (forecast)	N/A	N/A	N/A	5.00	15.00
(Note) Revision of dividends forecast for this period: Yes

Advantest Corporation (FY2013 Q3)

3. Projected Results for FY2013 (April 1, 2013 through March 31, 2014)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)		Net income (loss) per share
FY2013	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
	110,000	(17.2)	(36,000)	－	(35,900)	－	(35,900)	－	(206.19)
(Note) Revision of projected results  for this period: Yes

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 7 for details.

(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: Yes
2)	Changes other than 1) above: No
(Note) Please see “Business Results” 2. Others on page 7 for details.

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
 FY2013 Q3  199,566,770 shares; FY2012  199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
 FY2013 Q3  25,368,364 shares; FY2012  25,773,688 shares.
3)	Average number of outstanding stock for each period (cumulative term):
 FY2013 Q3  174,113,609 shares; FY2012 Q3  173,382,196 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2013 Q3)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
	(2)	Accounting Changes	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes to Consolidated Financial Statements	P.14
		(Notes on Going Concern)	P.14
		(Notes on Significant Changes to Stockholders’ Equity)	P.14
		(Segment Information)	P.14

Advantest Corporation (FY2013 Q3)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2013 Q3 (April 1, 2013 through December 31, 2013)

(in billion yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	95.9	88.3	(7.8%)
Net sales	97.2	79.3	(18.5%)
Operating income (loss)	0.8	(34.4)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	0.1	(34.3)	－
Net income (loss)	(1.9)	(34.1)	－
During the nine-month period ended December 31, 2013, the Japanese economic climate continued to improve, and the US economy likewise continued its gradual recovery supported by solid domestic demand. However, with few exceptions, the countries of Europe remained economically stagnant, and signs of decelerating growth were seen in China and other emerging economies as well, resulting in lower overall global growth than had been anticipated.
The semiconductor industry saw moves towards renewed capital investment in the memory sector, where demand continued to strengthen. Several major chipmakers also moved ahead with plans to manufacture next-generation logic semiconductors, contributing to an overall positive trend in semiconductor production equipment investment, especially in leading-edge technologies. However, the overall environment in end-user product trends reveals a lack of strength in key demand areas, with the PC market estimated to be in its second consecutive year of contraction, and no sign of the vigorous growth previously seen in high-end smartphones. Semiconductor makers, principally in the non-memory sector, have reacted by continuing to limit their investments in new capacity, as they have since last summer.
In this environment, Advantest endeavored to grow profits chiefly in the memory test business, but could not compensate for overall weakness, resulting in orders received of (Y) 88.3 billion (a 7.8% decrease in comparison to the corresponding period of the previous fiscal year) and net sales of (Y) 79.3 billion (an 18.5% decrease in comparison to the corresponding period of the previous fiscal year). In addition to decreased sales, changes in the business environment weighed on profits. Inventory valuation losses of (Y) 4.0 billion and impairment losses for long-lived assets of (Y) 13.5 billion recorded in the third quarter were factors that caused an operating loss of (Y) 34.4 billion, net loss before income taxes and equity in earnings of affiliated company of (Y) 34.3 billion, and net loss of (Y) 34.1 billion. The percentage of net sales to overseas customers was 90.4% (89.8% in the corresponding period of the previous fiscal year).

Conditions of business segments are described below.

Advantest Corporation (FY2013 Q3)

<Semiconductor and Component Test System Segment>
(in billion yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	72.4	56.2	(22.3%)
Net sales	73.8	51.5	(30.3%)
Operating income (loss)	9.0	(27.0)	－
The Semiconductor and Component Test System Segment benefited from demand for memory test systems, as customers pursued investments in DRAM and NAND flash production capacity expansion. However, non-memory test systems faced headwinds, as chipmakers adjusted their production and inventories of the advanced semiconductors used in PCs and high-end smartphones, the key demand driver in this sector.
As a result of the above, orders received were (Y) 56.2 billion (a 22.3% decrease in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 51.5 billion (a 30.3% decrease in comparison to the corresponding period of the previous fiscal year). In addition to decreased sales, inventory valuation losses of (Y) 3.7 billion and impairment losses for long-lived assets of (Y) 12.8 billion recorded in the third quarter were factors that caused an operating loss of (Y) 27.0 billion.

< Mechatronics System segment>

(in billion yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	10.1	12.8	27.3%
Net sales	10.7	10.0	(5.9%)
Operating income (loss)	(3.1)	(4.5)	－
The Mechatronics Segment posted higher orders due to robust customer interest in new nanotechnology products. Sales declined slightly from the previous period due to the timing of customer orders.
As a result of the above, orders received were (Y) 12.8 billion (a 27.3% increase in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 10.0 billion (a 5.9% decrease in comparison to the corresponding period of the previous fiscal year). In addition to decreased sales, inventory valuation losses of (Y) 0.1 billion and impairment losses for long-lived assets of (Y) 0.7 billion recorded in the third quarter were factors that caused an operating loss of (Y) 4.5 billion.

<Services, Support and Others Segment>

(in billion yen)
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	14.0	19.5	38.6%
Net sales	14.6	17.9	23.1%
Operating income	0.5	2.1	329.2%
The Services, Support and Others Segment posted year-over-year growth in sales and earnings, driven by the solid improvement in service business sales and margins due to the action taken by Advantest since the beginning of FY2013 to improve profits.

Advantest Corporation (FY2013 Q3)

As a result of the above, orders received were (Y) 19.5 billion (a 38.6% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 17.9 billion (a 23.1% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 2.1 billion (a 329.2% increase in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at December 31, 2013 amounted to (Y) 203.3 billion, a decrease of (Y) 22.2 billion compared to March 31, 2013, primarily due to a decrease of (Y) 14.4 billion and (Y) 12.5 billion in trade accounts receivable and intangible assets, respectively. The amount of total liabilities was (Y) 83.1 billion, a decrease of (Y) 1.2 billion compared to March 31, 2013. Stockholders’ equity was (Y) 120.2 billion. Equity to assets ratio was 59.1%, a decrease of 3.5 percentage points from March 31, 2013.

(Cash Flow Condition)
Cash and cash equivalents held at December 31, 2013 were (Y) 42.1 billion, a decrease of (Y) 3.5 billion from March 31, 2013. Significant cash flows during the nine-month period of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 0.2 billion (net cash outflow of (Y) 3.3 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to a decrease of (Y) 15.7 billion in trade accounts receivable and adjustments of non cash items such as depreciation and amortization, despite the net loss being (Y) 34.1 billion.
Net cash used in investing activities was (Y) 4.9 billion (net cash outflow of (Y) 9.6 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 5.1 billion, acquisition of a subsidiary of (Y) 1.3 billion and offset by proceeds from sale of available-for-sale securities of (Y) 1.4 billion.
Net cash used in financing activities was (Y) 2.9 billion (net cash outflow of (Y) 3.0 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to dividends paid of (Y) 3.4 billion.

(3) Prospects for the Current Fiscal Year
Owing to a larger-than-expected contraction in the semiconductor test equipment market, chiefly in the smartphone semiconductor test space, and related inventory valuation losses and impairment losses for long-lived assets recorded in the third quarter, Advantest has revised its consolidated earnings forecast for FY2013 to net sales of (Y) 110 billion, operating loss of (Y) 36 billion, and net loss of (Y) 35.9 billion.
Addressing the profit/loss record, Advantest has also launched a shift to a business structure capable of reliably generating profits. Specifically, the workforce is being pared through hiring restrictions. Other measures include the global integration of information systems for greater efficiency, consolidation of business premises and improvement of the cost of goods to sales ratio. These cost-cutting steps aim to lower Advantest’s break-even point.  In parallel, Advantest is actively shifting resources from underperforming areas to key sectors and growth markets, reinforcing profit base in semiconductor test equipment, semiconductor test peripherals, and new businesses.
The semiconductor test equipment market in 2014 is expected to resume growth after a two-year pause due to an increase in investments as a result of renewed memory production capacity expansion as well as increased production of leading-edge semiconductors expected to commence this spring. Based on these trends and on the progress in cutting costs across the entire group, Advantest expects at the present time to see growth in sales and profits in FY2014.

Advantest Corporation (FY2013 Q3)

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the cumulative third quarter, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(2) Accounting Changes
In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories.  The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In February 2013, the FASB finalized the accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. This new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2013 Q3)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2013	December 31, 2013

Current assets:
Cash and cash equivalents	¥45,668	42,121
Trade receivables, net	26,953	12,504
Inventories	31,849	32,914
Other current assets	8,319	8,321

Total current assets	112,789	95,860

Investment securities	5,923	5,040
Property, plant and equipment, net	41,368	40,938
Intangible assets, net	15,833	3,344
Goodwill	41,670	47,800
Other assets	7,932	10,316

Total assets	¥225,515	203,298

Advantest Corporation (FY2013 Q3)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2013	December 31, 2013

Current liabilities:
Trade accounts payable	¥10,380	11,300
Accrued expenses	7,910	6,893
Income taxes payable	1,436	909
Accrued warranty expenses	1,889	1,675
Customer prepayments	3,198	3,110
Other current liabilities	3,087	2,664

Total current liabilities	27,900	26,551

Corporate bonds	25,000	25,000
Accrued pension and severance costs	26,785	28,243
Other liabilities	4,589	3,273

Total liabilities	84,274	83,067

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	42,801	43,492
Retained earnings	170,626	132,133
Accumulated other comprehensive income (loss)	(6,929)	8,326
Treasury stock	(97,620)	(96,083)

Total stockholders’ equity	141,241	120,231

Total liabilities and stockholders’ equity	¥225,515	203,298

Advantest Corporation (FY2013 Q3)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013

Net sales	¥97,186	79,251
Cost of sales	46,049	45,913

Gross profit	51,137	33,338

Research and development expenses	24,200	25,294
Selling, general and administrative expenses	26,113	29,380
Impairment charge	—	13,068

Operating income (loss)	824	(34,404)

Other income (expense):
Interest and dividend income	159	169
Interest expense	(97)	(104)
Gain on sale of investment securities	—	778
Other, net	(778)	(760)

Total other income (expense)	(716)	83

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	108	(34,321)

Income taxes (benefit)	2,059	(171)
Equity in earnings (loss) of affiliated company	34	2

Net income (loss)	¥(1,917)	(34,148)

	Yen
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013

Net income (loss) per share:
Basic	¥(11.05)	(196.12)
Diluted	(11.05)	(196.12)

Advantest Corporation (FY2013 Q3)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2012	December 31, 2013

Net sales	¥24,628	19,613
Cost of sales	11,551	15,120

Gross profit	13,077	4,493

Research and development expenses	7,526	7,886
Selling, general and administrative expenses	8,096	9,949
Impairment charge	—	13,068

Operating income (loss)	(2,545)	(26,410)

Other income (expense):
Interest and dividend income	68	69
Interest expense	(37)	(34)
Gain on sale of investment securities	—	202
Other, net	(495)	(761)

Total other income (expense)	(464)	(524)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(3,009)	(26,934)

Income taxes (benefit)	431	(2,125)
Equity in earnings (loss) of affiliated company	4	0

Net income (loss)	¥(3,436)	(24,809)

	Yen
	Three months ended	Three months ended
	December 31, 2012	December 31, 2013

Net income (loss) per share:
Basic	¥(19.80)	(142.42)
Diluted	(19.80)	(142.42)

Advantest Corporation (FY2013 Q3)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013

Comprehensive income (loss)
Net income (loss)	¥(1,917)	(34,148)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	7,345	15,147
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising during the period	(605)	209
Less reclassification adjustments for net gains (losses) realized in earnings	251	(503)
Net unrealized gains (losses)	(354)	(294)

Pension related adjustments	384	402

Total other comprehensive income (loss)	7,375	15,255

Total comprehensive income (loss)	¥5,458	(18,893)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2012	December 31, 2013

Comprehensive income (loss)
Net income (loss)	¥(3,436)	(24,809)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	13,201	9,428
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising during the period	208	133
Less reclassification adjustments for net gains (losses) realized in earnings	-	(131)
Net unrealized gains (losses)	208	2

Pension related adjustments	(23)	31

Total other comprehensive income (loss)	13,386	9,461

Total comprehensive income (loss)	¥9,950	(15,348)

Advantest Corporation (FY2013 Q3)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013

Cash flows from operating activities:
Net income (loss)	¥(1,917)	(34,148)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	5,828	6,831
Deferred income taxes	(449)	(2,048)
Stock option compensation expense	581	870
Impairment charge	—	13,495
Changes in assets and liabilities:
Trade receivables	2,201	15,651
Inventories	(3,980)	311
Trade accounts payable	(4,624)	(79)
Accrued expenses	(5,296)	(1,310)
Income taxes payable	1,639	(631)
Accrued warranty expenses	(224)	(269)
Customer prepayments	76	(662)
Accrued pension and severance costs	952	1,207
Other	1,877	615

Net cash provided by (used in) operating activities	(3,336)	(167)

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	-	1,418
Acquisition of subsidiary, net of cash acquired	-	(1,272)
Proceeds from sale of property, plant and equipment	30	370
Purchases of property, plant and equipment	(9,527)	(5,096)
Purchases of intangible assets	(323)	(648)
Other	201	280

Net cash provided by (used in) investing activities	(9,619)	(4,948)

Cash flows from financing activities:
Increase (decrease) in short term debt	(25,000)	-
Proceeds from issuance of corporate bonds	25,000	-
Dividends paid	(3,356)	(3,369)
Other	334	501

Net cash provided by (used in) financing activities	(3,022)	(2,868)

Net effect of exchange rate changes on cash and cash equivalents	1,369	4,436

Net change in cash and cash equivalents	(14,608)	(3,547)

Cash and cash equivalents at beginning of period	58,218	45,668

Cash and cash equivalents at end of period	¥43,610	42,121

Advantest Corporation (FY2013 Q3)
(5)	Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)

	Yen (Millions)
	Nine months ended December 31, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥72,505	10,122	14,559	－	97,186
Inter-segment sales	1,283	543	－	(1,826)	－
Net sales	73,788	10,665	14,559	(1,826)	97,186
Operating income (loss) before stock option compensation expense	9,027	(3,135)	488	(4,975)	1,405
Adjustment:
Stock option compensation expense					581
Operating income (loss)					¥824

	Yen (Millions)
	Nine months ended December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥51,299	10,031	17,921	－	79,251
Inter-segment sales	161	8	－	(169)	－
Net sales	51,460	10,039	17,921	(169)	79,251
Operating income (loss) before stock option compensation expense	(26,960)	(4,530)	2,095	(4,139)	(33,534)
Adjustment:
Stock option compensation expense					870
Operating income (loss)					¥(34,404)

Advantest Corporation (FY2013 Q3)

	Yen (Millions)
	Three months ended December 31, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥17,229	2,491	4,908	－	24,628
Inter-segment sales	121	－	－	(121)	－
Net sales	17,350	2,491	4,908	(121)	24,628
Operating income (loss) before stock option compensation expense	17	(1,179)	234	(1,327)	(2,255)
Adjustment:
Stock option compensation expense					290
Operating income (loss)					¥(2,545)

	Yen (Millions)
	Three months ended December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥10,086	3,244	6,283	－	19,613
Inter-segment sales	70	8	－	(78)	－
Net sales	10,156	3,252	6,283	(78)	19,613
Operating income (loss) before stock option compensation expense	(23,175)	(2,042)	923	(1,684)	(25,978)
Adjustment:
Stock option compensation expense					432
Operating income (loss)					¥(26,410)

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.